March 8, 2013

Via EDGAR

Office of International Corporation Finance,
Division of Corporation Finance,
Securities and Exchange Commission,
100 F. Street, N.E.,
Washington, D.C. 20549,
United States of America.

Attn:                    John Reynolds, Assistant Director

Re:                             Coca-Cola HBC AG Registration Statement on Form F-4, as amended on March 6, 2013 (File No 333-184685)

Dear Mr. Reynolds:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Coca-Cola HBC AG (“Coca-Cola HBC”) hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that it will be declared effective at 12 p.m. Eastern Standard Time on Monday, March 11, 2013, or as soon as possible thereafter.

Coca-Cola HBC hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, as they relate to the above-referenced Registration Statement.  In addition, Coca-Cola HBC hereby acknowledges that:

(1)                                 should the Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(2)                                 the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve Coca-Cola HBC from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(3)                                 Coca-Cola HBC may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

Sincerely,

COCA-COLA HBC AG

By:	/s/ ROBERT RYAN RUDOLPH
Name:	Robert Ryan Rudolph
Title:	Director and Principal Executive, Financial and Accounting Officer